Filed by New Valley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
September 28, 2005
FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom
Citigate Sard Verbinnen
212/687 – 8080
NEW VALLEY CORPORATION CONFIRMS RECEIPT OF VECTOR OFFER

     MIAMI, FL, September 28, 2005 – New Valley Corporation (NASDAQ: NVAL) confirmed today that it received a letter from Vector Group (NYSE: VGR) on September 27, 2005, informing New Valley that Vector’s Board of Directors has authorized Vector to make an exchange offer to New Valley stockholders to purchase all of the outstanding shares of common stock of New Valley that Vector does not already own. The Board of Directors of New Valley will meet to consider the exchange offer.
     On or before October 25, 2005 (or the date that is ten business days following the commencement of the exchange offer by Vector), New Valley will advise its stockholders of its position, if any, with respect to the exchange offer and the reasons for the position taken, if any.
     New Valley is currently engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. New Valley has a 50% ownership interest in Douglas Elliman Realty, LLC, which operates the largest residential real estate brokerage company in the New York metropolitan area. Additional information concerning the company is available on the company’s website, www.newvalley.com.
Forward-Looking Statements
     This press release contains certain forward-looking statements. New Valley has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. These statements reflect New Valley’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause New Valley’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include those set forth in New Valley’s Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the Securities and Exchange Commission (the “SEC”). New Valley does not undertakes any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
     In connection with the exchange offer, New Valley will be filing certain materials with the SEC, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Solicitation/Recommendation when it becomes available because it will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement, when it becomes available, and other materials filed by New Valley with the SEC at the SEC’s website at http://www.sec.gov. In addition, these materials may be obtained for free from New Valley by directing a request to New Valley Corporation, 100 S.E. Second Street, Miami, Florida 33131, Attention: Investor Relations.
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